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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ADVENTRX Pharmaceuticals, Inc.
(formerly "Biokeys Pharmaceuticals, Inc.")
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00764X103
(CUSIP Number)
Matthew Balk
570 Lexington Avenue
New York, NY 10022
(212) 980-2200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	00764X103

1	NAMES OF REPORTING PERSONS: Matthew Balk

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		2,915,659 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		551,900 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,915,659 shares

WITH	10	SHARED DISPOSITIVE POWER:

551,900 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,467,559 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

ITEM 1. Security and Issuer
     Common Stock, par value $0.01 per share; ADVENTRX Pharmaceuticals, Inc. (“ADVENTRX,” formerly “Biokeys Pharmaceuticals, Inc.”), 6725 Mesa Ridge Road, Suite 100, San Diego, California 92121.
ITEM 2. Identity and Background
     (a) This statement is being filed by Matthew Balk.
     (b) 570 Lexington Avenue, New York, NY 10022
     (c) (1) The principal occupation of Mr. Balk is investment banking at Burnham Hill Partners, at 570 Lexington Avenue, 3rd Floor, New York, NY 10022.
     (2) The principal business of Burnham Hill Partners is investment banking.
     (d) Mr. Balk has not been convicted in any criminal proceeding during the last five years.
     (e) Mr. Balk has not been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction with respect to federal or state securities laws during the last five years.
     (f) Mr. Balk is a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration
Shares reported includes 400,000 shares of common stock held by Mr. Balk’s wife’s retirement plan; 151,900 shares of common stock held directly by Mr. Balk’s wife; 623,600 shares of common stock held by Mr. Balk’s two children; and exercisable warrants to purchase an aggregate of 188,909 shares of common stock.
ITEM 4. Purpose of Transaction
     The securities reported were acquired for investment purposes. Mr. Balk has no plans or proposals which may relate to or would result in any of the matters listed in paragraphs (a) through (j) of Item 4.
ITEM 5. Interest in Securities of the Issuer
     (a) 3,467,559 shares 4.8%
     (b) Sole Voting & Dispositive: 2,915,659 shares; shared voting and dispositive: 551,900
     (c) Not applicable. Mr. Balk has not sold any stock of the issuer during the past 60 days.
     (d) Not applicable.
     (e) April 26, 2006. This filing is made to report cessation of ownership of more than 5% due to the issuance of additional shares by the issuer causing an increase in shares outstanding and a decrease in Mr. Balk’s percentage ownership.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not applicable.
ITEM 7. Material to Be Filed as Exhibits
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 31, 2006

Signature

/s/ Matthew Balk

Name/Title

5